5
1
<SROS>nasdaq
<REPORTING-OWNER>
  0001193872
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Southwall Technologies Inc.
  0000813619
  <IRS-NUMBER>94-2551470
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   HOOD, THOMAS G.
   1029 Corporation Way
   P.O. Box 10052

   Palo Alto, CA  94303
2. Issuer Name and Ticker or Trading Symbol
   Southwall Technologies Inc. (SWTX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President & CEO and Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     100            I  by Daughter
Common Stock                                                                                     100            I  by Son
Common Stock                                                                                     39,725         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $4.630000                                                                               01/29/03
to buy)
Incentive Stock Option (right  $5.000000                                                                               08/06/05
to buy)
Incentive Stock Option (right  $6.500000                                                                               07/22/03
to buy)
Incentive Stock Option (right  $6.875000                                                                               08/15/07
to buy)
Incentive Stock Option (right  $8.000000       02/27/02       A         35,714                                         02/27/12
to buy)
Non-Qualified Stock Option     $2.750000                                                                               04/22/06
(right to buy)
Non-Qualified Stock Option     $3.710000                                                                               07/18/11
(right to buy)
Non-Qualified Stock Option     $5.000000                                                                               08/06/05
(right to buy)
Non-Qualified Stock Option     $6.875000                                                                               08/15/07
(right to buy)
Non-Qualified Stock Option     $7.063000                                                                               01/20/07
(right to buy)
Non-Qualified Stock Option     $8.000000       02/27/02       A         14,286                                         02/27/12
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   10,800                    10,800        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   74,769                    74,769        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   30,000                    30,000        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   14,545                    14,545        D   Direct
to buy)
Incentive Stock Option (right  02/27/02  Common Stock                   35,714                    35,714        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   26,666                    26,666        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   50,000                    50,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   50,231                    50,231        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,455                    15,455        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   28,550                    28,550        D   Direct
(right to buy)
Non-Qualified Stock Option     02/27/02  Common Stock                   14,286                    14,286        D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: John Lipscomb
    For: Thomas Hood
DATE 01/17/03